SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Zogenix, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98978L105
(CUSIP Number)

July 26, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

Page 1 of 6 Pages

1	NAME OF REPORTING PERSON
William T. Walters

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
2,000,000

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
2,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.1%

12	TYPE OF REPORTING PERSON
IN

1	NAME OF REPORTING PERSON
Susan B. Walters

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
2,000,000

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
2,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.1%

12	TYPE OF REPORTING PERSON
IN

Item 1(a).	Name of Issuer:

Zogenix, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5858 Horton Street, #455, Emeryville, California 94608

Item 2(a).	Name of Persons Filing:

(i)	William T. Walters
(ii)	Susan B. Walters

(the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

All Reporting Persons have a business address at c/o Walters Golf, 2030 E. Flamingo Road, Suite 290, Las Vegas, Nevada 89119.

Item 2(c).	Citizenship or Place of Organization:

(i)	William T. Walters - USA
(ii)	Susan B. Walters - USA

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

98978L105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act(15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(i)	William T. Walters[1]

(a)	Amount beneficially owned: 2,000,000

(b)	Percent of class: 8.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: N/A

(ii)	Shared power to vote or to direct the vote: 2,000,000

(iii)	Sole power to dispose or to direct the disposition of: N/A

(iv)	Shared power to dispose or to direct the disposition of: 2,000,000

(ii)	Susan B. Walters

(a)	Amount beneficially owned: 2,000,000

(b)	Percent of class: 8.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: N/A

(ii)	Shared power to vote or to direct the vote: 2,000,000

(iii)	Sole power to dispose or to direct the disposition of: N/A

(iv)	Shared power to dispose or to direct the disposition of: 2,000,000

1 The reported shares are directly owned by The Walters Group, a Nevada general partnership.  William T. Walters and Susan B. Walters are the general partners of The Walters Group and together own the entire equity interest in The Walters Group.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the Reporting Person on whose behalf the undersigned is executing this statement is true, complete and correct.

Dated as of November 14, 2016	/s/ William T. Walters
William T. Walters

Dated as of November 14, 2016	/s/Susan B. Walters
Susan B. Walters

Exhibit A

Agreement of Joint Filing

Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13G and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated as of November 14, 2016	/s/ William T. Walters
William T. Walters

Dated as of November 14, 2016	/s/ Susan B. Walters
Susan B. Walters